EXHIBIT 99.1

Golar LNG Limited - Q1 2017 results presentation

Golar LNG's 1st Quarter 2017 results will be released before the NASDAQ opens on Wednesday May 31 2017. In connection with this a webcast presentation will be held at 3:00 P.M (London Time) on Wednesday, May 31 2017. The presentation will be available to download from the Investor Relations section at www.golarlng.com

This webcast will be immediately followed by a Q&A session. Participants will be able to join the webcast by dialling-in using the following details:

a. Webcast

Go to the Investor Relations section at www.golarlng.com and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Teleconference

Call-in numbers:
Norway Free call 800 56054
Norway Toll +47 2316 2787

International call +44 20 3427 1913

UK Free call 0800 279 4977

US Toll +1 212 444 0896

USA Free call 1877 280 1254

The participants will be asked for their name and conference ID. The Golar conference ID is 1832220

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session. There will be a limit of two questions per participant.

Please download the presentation material from www.golarlng.com (Investor Relations) to view it while listening to the conference.

If you are not able to participate at the time of the call, you can either listen to a replay of the conference call on www.golarlng.com (Investor Relations), or listen to a playback by dialling:

International call +44 20 3427 0598

USA Toll +1 347 366 9565

Norway Toll +47 2100 0498

UK Free call 0800 358 7735

USA Free call 1866 932 5017

- followed by replay access number 1832220.   This service will be available until 15:00 UKT on June 7, 2017.